UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-35075

WESTERN COPPER CORPORATION
(Translation of registrant's name into English)

Suite 2050 - 1111 West Georgia Street
Vancouver, BC Canada V6E 4M3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]    No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report Pre-Feasibility Study Update for the Casino Project

99.2	Certificate of Qualified Person - Bruno Borntraeger

99.3	Certificate of Qualified Person - Conrad E. Huss

99.4	Certificate of Qualified Person - G.H. Giroux

99.5	Certificate of Qualified Person - Jesse L. Duke

99.6	Certificate of Qualified Person - Michael G. Hester

99.7	Certificate of Qualified Person - Scott Casselman

99.8	Certificate of Qualified Person - Thomas L. Drielick

99.9	Consent of Bruno Borntraeger

99.10	Consent of Conrad E. Huss

99.11	Consent of G.H. Girouz

99.12	Consent of Jesse L. Duke

99.13	Consent of Michael G. Hester

99.14	Consent of Scott Casselman

99.15	Consent of Thomas L. Drielick

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper Corporation
(Registrant)

Date: May 12, 2011	By:	/s/ Julien François
Julien François

	Title:	VP Finance